VOZROZHDENIYE
BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

File № 82-4257

«20» July 2004
№ 1101/4643

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04035909

SUPPL

RECEIVED
2004 JUL 30 P 4:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank "Vozrozhdeniye" forward to you:

- Abstract from Minute # 1 of Annual General Meeting of Shareholders Joint-stock company Bank "Vozrozhdeniye";
- Notice of Essential Fact.

PROCESSED
AUG 03 2004
THOMSON
FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dlw 8/3

Abstract from Minute # 1
of Annual General Meeting of Shareholders
Joint stock company Bank "Vozrozhdeniye",
held as a meeting

RECEIVED
2004 JUL 30 P 4:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Location: bldg.I, 7/4, Luchnikov Pereulok, GSP-9, Moscow, 101999, the Russian Federation.
Mailing address: 7/4, Luchnikov Pereulok, GSP-9, Moscow, 101999
Date of previous General meeting: June 25, 2004
Location of the General meeting: bldg.I, 7/4, Luchnikov Pereulok, Moscow
Time of the general meeting beginning: 12:00
Time of the general meeting end: 14:00
Address to send filled voting ballots: 7/4, Luchnikov Pereulok, GSP-9, Moscow, 101999
Last date of ballots acceptance: June 23, 2004
Total number of votes given by the shareholders holding voting shares is 16.748.753.
Number of votes of shareholders attending the meeting is 13.569.288 that constitutes 81,02 percent of total number of votes.

General Meeting Presidium: Marinichev Yu.M., Orlov D.L., Goncharova L.A., Dolgopolov A.V.,

Chairman: Marinichev Yu.M. Secretary: Dolgopolov A.V.

Agenda issues to be voted:

1. Approval of the annual report, the annual bookkeeping reporting, the statement of profits and losses for year 2003, and the distribution of the profit.
2. On payment (announcement) of dividends for year 2003.
3. Approval of the Supervisory Council Report.
4. On introduction of alterations and additions to the Charter.
5. On approval of the new edition of the Provision about the procedure of preparation, calling and holding of the general meeting of shareholders of the Joint stock company Bank "Vozrozhdeniye".
6. On approval of the new edition of the Provision about the Joint stock company Bank "Vozrozhdeniye" Supervisory Council.
7. On approval of the new edition of the Provision about the Joint stock company Bank "Vozrozhdeniye" Auditing Committee.
8. On approval of the Provision about the Joint stock company Bank "Vozrozhdeniye" executive bodies.
9. On approval of transactions of interest.
10. Election of the Supervisory Council.
11. Election of the sole executive body – the Executive Board Chairman (President of the Bank).
12. Election of the Auditing Committee.
13. Approval of the auditor.

Issue #1

Speaker: D.L. Orlov, Board Chairman, Bank "Vozrozhdeniye"

Voting results:

Total 13.568.588 votes participated in the voting on the first issue/
Positive – 13.514.308 (99,600% of the votes participating in the voting)
Negative – 400 (0,003%)
Abstained – 53.880 (0,397%)

Resolved:

1.1. To approve the annual report of "Vozrozhdeniye" Bank for year 2003.
1.2. To approve the annual bookkeeping reporting, the statement of profits and losses for

year 2003.

1.3. To approve the distribution of the Bank profit for year 2003 as follows (rubl.):

Used in year 2003 (the budget)	379 244,68
Deductions from profit:	
– for payment of dividends	11 963 357,00
– the accumulation fund	87 797 861,96
Profit by balance for year 2003	100 140 463,64

Issue #2

Speaker: Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 13.568.608 votes participated in the voting:
Positive – 13.565.320 (99,976% of the votes participating in the voting)
Negative – 2.796 (0,021%)
Abstained – 492 (0,004%)

Resolved:

The general meeting of shareholders is proposed to approve the following size of the dividend counting on 1 share:

By common non-documentary registered shares with the par value of 10 rubles each – 5% of the par value;

By convertible preference non-documentary registered shares with the par value of 10 rubles each – 5% of the par value;

By preference non-documentary registered shares with the determined size of the dividend with the par value of 10 rubles each – 20% of the par value.

Owners of shares included in the register of "V.Bank" shareholders as on May 11, 2004 (the end of the operational day) are entitled to get annual dividends.
The date of paying dividends is August 16, 2004.

Issue #3

Speaker: Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 13.568.608 votes participated in the voting:
Positive – 13.510.740 (99,574% of the votes participating in the voting)
Negative – 400 (0,003%)
Abstained – 57.468 (0,424%)

Resolved:

3.1. To approve the report of the Bank Supervisory Council.
3.2. To recognize the work of the Bank Supervisory Council as satisfactory.

Issue # 4

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 13.568.608 votes participated in the voting:
Positive – 13.452.600 (99,145% of the votes participating in the voting)
Negative-53.128 (0,392%)

Abstained – 62,880 (0,463%)

Resolved:

4.1. Alterations and additions No 6 introduced to the Bank Charter are to be approved.
4.2. The Supervisory Council Chairman is entitled to sign an application for registration of alterations and additions No 6 introduced to the Bank Charter.

Issue #5

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 13.568.608 votes participated in the voting:
Positive – 13.456.168 (99,171% of the votes participating in the voting)
Negative – 53.144 (0,392%)
Abstained – 59.296 (0,437%)

Resolved:

The new edition of the Provision about the procedure of preparation, calling and holding of the general meeting of shareholders of the Joint stock company Bank "Vozrozhdeniye" is to be approved.

Issue #6

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 13.568.608 votes participated in the voting:
Positive – 13.456.392 (99,173% of the votes participating in the voting)
Negative – 53.128 (0,392%)
Abstained – 59.088 (0,435%)

Resolved:

The new edition of the Provision about the Joint stock company Bank "Vozrozhdeniye" Supervisory Council is to be approved.

Issue #7

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 13.568.608 votes participated in the voting:
Positive – 13.456.428 (99,173% of the votes participating in the voting)
Negative – 53.128 (0,392%)
Abstained – 59.052 (0,435%)

Resolved:

The new edition of the Provision about the Joint stock company Bank "Vozrozhdeniye" Auditing Committee is to be approved.

Issue #8

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 13.568.608 votes participated in the voting:
Positive – 13.454.164 (99,157% of the votes participating in the voting)
Negative – 53.128 (0,392%)
Abstained – 61.316 (0,452%)

Resolved:

The Provision about the Joint stock company Bank "Vozrozhdeniye" executive bodies is to be approved.

Issue #9

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 13.568.620 votes participated in the voting:
Positive – 13.451.508 (99,137% of the votes participating in the voting)
Negative – 109.848 (0,810%)
Abstained – 7.264 (0,054%)

Resolved:

Transactions between the Bank and interested persons of the Bank (provision of credits, placement of means on deposit, issuance of the Bank guarantee, acquisition of deposit certificates or Bank bills and etc.) that can be effected on standard terms within the period up to the next annual general meeting of shareholders in the course of carrying out of the Bank of its usual economic activity in accordance with the licence for carrying out of banking operations are to be approved. The prices for the specified transactions with interested persons are determined in accordance with the "Provision about main principles of "V.Bank" resources management in Russian rubles and foreign currency".

The maximum sum by each kind of transactions, for each of the interested persons is to be established at the rate not exceeding 5% of the book value of assets based on the data of the Bank bookkeeping reporting as of the latest reporting date prior to holding of the annual general meeting of shareholders in 2004.

Issue #10

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 13.513.072 votes participated in the voting:
Positive – 13.509.944 (99,977% of the votes participating in the voting)
Negative – 2.396 (0,018%)
Abstained – 732 (0,005%)

Resolved:

Marinichev Yuri Mikhailovich	13.430.242
Orlov Dmitri Lvovich	14.044.572
Borin Boris Fedorovich	13.211.424
Vybornov Sergey Alexandrovich	13.114.550
Goev Alexander Ivanovich	13.152.467
Goncharova Lyudmila Antonovna	13.492.060
Demin Nikholai Yakovlevich	15.694.841
Dolgopolov Alexander Vitalyevich	13.376.290

Zatsepin Nikholai Stepanovich	13.123.896
Kabanova Valentina Mikhailovna	13.219.765
Margania Otari Leontyevich	13.115.021
Usmanov Rustam Mansurovich	13.120.848

Resolved:
10.1. To terminate powers of previous membership of the Supervisory Council.
10.2. To elect the Supervisory Council of the Bank "Vozrozhdeniye" as follows:
1. Marinichev Yuri Mikhailovich
2. Orlov Dmitri Lvovich
3. Borin Boris Fedorovich
4. Vybornov Sergey Alexandrovich
5. Goev Alexander Ivanovich
6. Goncharova Lyudmila Antonovna
7. Demin Nikholai Yakovlevich
8. Dolgopolov Alexander Vitalyevich
9. Zatsepin Nikholai Stepanovich
10. Kabanova Valentina Mikhailovna
11. Margania Otari Leontyevich
12. Usmanov Rustam Mansurovich

Chairman and members of the Supervisory Council shall perform their duties on gratuitous basis.

Issue #11

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 13.568.164 votes participated in the voting:
Positive – 13.511.932 (99,586% of the votes participating in the voting)
Negative – 2.396 (0,018%)
Abstained – 53.836 (0,397%)

Resolved:

Orlov Dmitry L'vovich is to be elected as Joint stock company Bank "Vozrozhdeniye" Executive Board Chairman (President) – the sole executive body.

Issue 12

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Under Article 85, the Federal Law "On joint-stock companies", the shares held by the members of the Supervisory Council and the Board shall not participate in the voting on the agenda issue.
Total 8.220.979 votes participated in the voting on the sixth issue:
Afonin Viktor Anatolyevich:
Positive – 8.220.727 (99,997% of the votes participating in the voting)
Negative – 32 (0,0004%)
Abstained – 220 (0,003%)
Lapinskaya Tamara Nikholaevna:
Positive – 8.167.827 (99,353% of the votes participating in the voting)
Negative – 24 (0,0003%)
Abstained – 53.128 (0,646%)
Markina Svetlana Alexeevna:
Positive – 8.220.979 (100,0% of the votes participating in the voting)

Negative – 0 (0,0%)
Abstained – 0 (0,0%)
Romanenko Natalia Anatolyevna:
Positive – 8.220.955 (99,9997% of the votes participating in the voting)
Negative – 24 (0,0003%)
Abstained – 0 (0,0%)

Resolved:

Joint stock company Bank "Vozrozhdeniye" Supervisory Council is to be elected in the following composition:
Afonin Viktor Anatol'evich;
Lapinskaya Tamara Nikolaevna;
Markina Svetlana Alekseevna;
Romanenko Nataliya Anatol'evna.

Issue #13

Yu.M.Marinichev - Chairman of the Bank Supervisory Council, Bank "Vozrozhdeniye"

Voting results:

Total 13.568.172 votes participated in the voting:
Positive – 13.511.940 (99,586% of the votes participating in the voting)
Negative – 2.396 (0,018%)
Abstained – 53.836 (0,397%)

Resolved:

Closed Joint-Stock Company "PricewaterhouseCoopers Audit" is to be approved as the auditor of the Bank.

Marinichev Yu.M.,

Chairman of General meeting of shareholders
(signature)

Dolgopolov A.V.,

Secretary of General meeting of shareholders
(signature)

Notice of Essential Fact

Information about Resolutions of the General Meeting

1. Full official name of the issuer: Joint stock company Bank "Vozrozhdeniye".

2. Residential address of the issuer: Building 1, 7/4 Luchnikov Lane, Moscow, 101999, Russian Federation.

3. Taxpayer identification number of the issuer: 5000001042.

4. Unique code of the issuer: 1439.

5. Code of essential fact: 1000143901072004.

6. Address of the web site used for publication of the notices of essential facts: http://www.vbank.ru/akc/events.html.

7. Name of the printed periodical used by the issuer for publication of the notices of essential facts: newspaper Ezhednevnye Novosti. Podmoskovie (Daily News. Moscow Region).

8. Kind of the General Meeting: annual.

9. Holding form of the General Meeting: meeting.

10. Date and place of the General Meeting: June 25, 2004, Building 1, 7/4 Luchnikov Lane, Moscow, 101999.

11. Quorum of General Meeting: present quorum (81.02 per cent in the total number of voting shares).

12. Matters put on voting and results of voting thereon.

12.1. Approval of the annual statement, annual financial accounts, account of profits and losses (2003), distribution of profits.
Results of voting: 13,514,308 in favour, 400 against, 53,880 abstained, 12 recognised invalid.

12.2. Payment (declaration) of dividends (2003).
Results of voting: 13,565,320 in favour, 2,796 against, 492 abstained, 12 recognised invalid.

12.3. Approval of the Report of the Supervisory Council.
Results of voting: 13,510,740 in favour, 400 against, 57,468 abstained, 12 recognised invalid.

12.4. Amendments and additions to be made to the Articles of Association.
Results of voting: 13,452,600 in favour, 53,128 against, 62,880 abstained, 12 recognised invalid.

12.5. Approval of the Regulations on the Procedure of Preparation, Convocation and Holding of the General Meeting of Shareholders of Joint stock company Bank "Vozrozhdeniye" in a new edition.
Results of voting: 13,456,168 in favour, 53,144 against, 59,296 abstained, 12 recognised invalid.

12.6. Approval of the Regulations of the Supervisory Council of Joint stock company Bank "Vozrozhdeniye" in a new edition.
Results of voting: 13,456,392 in favour, 53,128 against, 59,088 abstained, 12 recognised invalid.

12.7. Approval of the Regulations of the Auditing Commission of Joint stock company Bank "Vozrozhdeniye" in a new edition.
Results of voting: 13,456,428 in favour, 53,128 against, 59,052 abstained, 12 recognised invalid.

12.8. Approval of the Regulations of the Executive Bodies of Joint stock company Bank "Vozrozhdeniye".
Results of voting: 13,454,164 in favour, 53,128 against, 61,316 abstained, 12 recognised invalid.

12.9. Approval of the transactions, which execution may be of interest.
Results of voting: 13,451,508 in favour, 109,848 against, 7,264 abstained, 0 recognised invalid.

12.10. Election of the Supervisory Council.
Results of cumulative voting (number of votes in favour of given candidate):
- Mr. Yuriy Mikhailovich Marinichev - 13,430,242;
- Mr. Dmitriy Lvovich Orlov - 14,044,572;
- Mr. Boris Fedorovich Borin - 13,211,424;
- Mr. Sergey Alexandrovich Vybornov - 13,114,550;
- Mr. Alexander Ivanovich Goev - 13,152,467;
- Ms. Lyudmila Antonovna Goncharova - 13,492,060;
- Mr. Nikolay Yakovlevich Demin - 15,694,841;
- Mr. Alexander Vitalievich Dolgopolov - 13,376,290;
- Mr. Nikolay Stepanovich Zatsepin - 13,123,896;
- Ms. Valentina Mikhailovna Kabanova - 13,219,765;
- Mr. Otari Leontievich Marganiya - 13,115,021;
- Mr. Rustem Mansurovich Usmanov - 13,120,8481;
2,396 against all candidates, 732 abstained of all candidates, 55,548 recognised invalid.

12.11. Election of the sole executive body - Chairman of the Board (President of the Bank).
Results of voting: 13,511,932 in favour, 2,396 against, 53,836 abstained, 456 recognised invalid.

12.12. Election of the Auditing Commission.
Results of voting:
- Mr. Viktor Anatolievich Afonin - 8,220,727 in favour, 32 against, 220 abstained;
- Ms. Tamara Nikolaevna Lapinskaya - 8,167,827 in favour, 24 against, 53,128 abstained;
- Ms. Svetlana Alexeevna Markina - 8,220,979 in favour, 0 against, 0 abstained;
- Ms. Natalia Anatolievna Romanenko - 8,220,955 in favour, 24 against, 0 abstained.

12.13. Approval of the external auditor.
Results of voting: 13,511,940 in favour, 2,396 against, 53,836 abstained, 448 recognised invalid.

13. Formulations of the resolutions adopted by the General Meeting.

On the first item.
1.1. To approve the annual statement of Joint stock company Bank "Vozrozhdeniye" (2003).
1.2. To approve the annual financial accounts and account of profits and losses (2003).
1.3. To approve the following distribution of profits of the Bank (2003), roubles.
- used in 2003 (budget) - 379,244.68;
- assignments to pay dividends for shares - 11,963,357.00;
- assignments to the accumulation fund - 87,797,861.96.
Total balance profits (2003) - 100,140,463.64.

On the second item.
2.1. To pay the dividends in the following amount:

- for ordinary non-documentary registered shares with the nominal value of 10 roubles each - 5 per cent of the nominal value;
- for preferential convertible non-documentary registered shares with the nominal value of 10 roubles each - 5 per cent of the nominal value;
- for preferential non-documentary registered shares with fixed rate of dividend and nominal value of 10 roubles each - 20 per cent of the nominal value.

2.2. To give the right to receive the annual dividends to the Shareholders included in the Register of Shareholders of Joint stock company Bank "Vozrozhdeniye" for the status on May 11, 2004 (end of operation day).

2.3. To provide payment of the dividends from August 16, 2004 to August 20, 2004 by transfer of the due amounts to the corporate Shareholders on their payment accounts and to the individual Shareholders on their personal accounts, in accordance with the information recorded in the system of the Register of Shareholders of Joint stock company Bank "Vozrozhdeniye".

In the absence of bank requisites, to provide payment of the dividends to the individual Shareholders in cash at the branch offices of the Bank from August 16, 2004.

On the third item.

3.1. To approve the Report of the Supervisory Council of the Bank.

3.2. To recognise the satisfactory work of the Supervisory Council of the Bank.

On the fourth item.

4.1. To approve Amendments and Additions No. 6 to be made to the Articles of Association.

4.2. To give the right of signing the application for registration of Amendments and Additions No. 6 to be made to the Articles of Association to the Chairman of the Supervisory Council of Joint stock company Bank "Vozrozhdeniye".

On the fifth item.

To approve the Regulations on the Procedure of Preparation, Convocation and Holding of the General Meeting of Shareholders of Joint stock company Bank "Vozrozhdeniye" in a new edition.

On the sixth item.

To approve the Regulations of the Supervisory Council of Joint stock company Bank "Vozrozhdeniye" in a new edition.

On the seventh item.

To approve the Regulations of the Auditing Commission of Joint stock company Bank "Vozrozhdeniye" in a new edition.

On the eighth item.

To approve the Regulations of the Executive Bodies of Joint stock company Bank "Vozrozhdeniye".

On the ninth item.

9.1. To approve the transactions between the Bank and interested persons of the Bank (provision of credits, placement of money on deposit, provision of bank guarantee, acquisition of deposit certificates or promissory notes of the Bank, and others), which transactions may be executed in the standard terms within the period ending at the next annual General Meeting of Shareholders in the course of the Bank business, in accordance with the licence to carry out bank operations. To determine the prices of the said transactions with the interested persons, in accordance with the Regulations on the General Principles of Rouble and Foreign Currency Funds Management of Joint stock company Bank "Vozrozhdeniye". To determine the list of persons, who may be recognised as a party (beneficiary) under the said transactions, in accordance with the Federal Joint-Stock Companies Act (No. 208-ФЗ dated December 26, 1995), Section 81 "Interest in Transactions Executed by the Company".

9.2. To determine the maximum amount for each kind of the transactions, for each of the interested persons, at the rate not exceeding 5 per cent of the balance value of assets, in accordance with the financial accounting information of the Bank on the last accounted date before holding of the annual General Meeting of Shareholders (2004).

On the tenth item.
10.1. To terminate the powers of the former members of the Supervisory Council.
10.2. To elect the following members of the Supervisory Council of Joint stock company Bank "Vozrozhdeniye":
- Mr. Yuriy Mikhailovich Marinichev;
- Mr. Dmitriy Lvovich Orlov;
- Mr. Boris Fedorovich Borin;
- Mr. Sergey Alexandrovich Vybornov;
- Mr. Alexander Ivanovich Goev;
- Ms. Lyudmila Antonovna Goncharova;
- Mr. Nikolay Yakovlevich Demin;
- Mr. Alexander Vitalievich Dolgopolov;
- Mr. Nikolay Stepanovich Zatsepin;
- Ms. Valentina Mikhailovna Kabanova;
- Mr. Otari Leontievich Marganiya;
- Mr. Rustem Mansurovich Usmanov.

To determine execution of the own powers by the Chairman and members of the Supervisory Council free of charge.
10.3. To convene the first meeting of the new members of the Supervisory Council by the Chairman of the Board of Joint stock company Bank "Vozrozhdeniye".

On the eleventh item.
To elect Mr. Dmitriy Lvovich Orlov as the sole executive body - Chairman of the Board (President) of Joint stock company Bank "Vozrozhdeniye".

On the twelfth item.
To elect the following members of the Auditing Commission of Joint stock company Bank "Vozrozhdeniye":
- Mr. Viktor Anatolievich Afonin;
- Ms. Tamara Nikolaevna Lapinskaya;
- Ms. Svetlana Alexeevna Markina;
- Ms. Natalia Anatolievna Romanenko.

On the thirteenth item.
To approve PricewaterhouseCoopers Audit (Closed Joint-Stock Company) as the official external auditor of the Bank.

A. V. Dolgopolov, Deputy Chairman of the Board of Joint stock company Bank "Vozrozhdeniye".
July 01, 2004

Notice of Essential Fact

Information about Accrued and (or) Paid Income for Securities of the Issuer

1. Full official name of the issuer: Joint stock company Bank "Vozrozhdeniye".

2. Residential address of the issuer: Building 1, 7/4 Luchnikov Lane, Moscow, 101999, Russian Federation.

3. Taxpayer identification number of the issuer: 5000001042.

4. Unique code of the issuer: 1439.

5. Code of essential fact: 1000143901072004.

6. Address of the web site used for publication of the notices of essential facts: http://www.vbank.ru/akc/events.html.

7. Name of the printed periodical used by the issuer for publication of the notices of essential facts: newspaper Ezhednevnye Novosti. Podmoskovie (Daily News. Moscow Region).

8. Kind, category (type), series, and other identification requisites of securities.
8.1. Ordinary non-documentary registered shares.
8.2. Preferential convertible non-documentary registered shares.
8.3. Preferential non-documentary registered shares with fixed rate of dividend.

9. State registration number of the issue (additional issue) of securities, date of the state registration.
9.1. 10101439B dated April 12, 1991.
9.2. 20101439B dated December 30, 1999.
9.3. 20201439B dated March 06, 2002.

10. Name of the registration authority executing the state registration of the issue (additional issue) of securities: Central Bank of Russian Federation.

11. Body of management of the issuer adopting the resolution to pay (declare) dividends for the shares of the issue and date of execution of the minutes of the meeting (session) of the said body adopting the said resolution: annual General Meeting of Shareholders of Joint stock company Bank "Vozrozhdeniye", Minutes No. 1 dated June 25, 2004, executed on July 01, 2004.

12. Total amount of the dividends accrued on the shares of the issuer of the certain category (type) and amount of dividends accrued per one share of the issuer of the certain category (type).
12.1. Total amount of the dividends accrued on the ordinary non-documentary registered shares: 8,374,376.50 roubles; amount of dividends accrued per one ordinary non-documentary registered share with the nominal value of 10 roubles: 50 kopecks.
12.2. Total amount of the dividends accrued on the preferential convertible non-documentary registered shares: 999,970.50 roubles; amount of dividends accrued per one preferential convertible non-documentary registered share with the nominal value of 10 roubles: 50 kopecks.
12.3. Total amount of the dividends accrued on the preferential non-documentary registered shares with fixed rate of dividend: 2,589,010 roubles; amount of dividends accrued per one preferential non-documentary registered shares with fixed rate of dividend with the nominal value of 10 roubles: 2 roubles.

13. Form of payment for the dividends for securities of the issuer (money or other property): for legal entities - money by transfer in roubles of Russian Federation; for individuals - money by transfer or money in cash in roubles of Russian Federation.

14. Date to execute obligations for payment of dividends for securities of the issuer or, if such obligation for payment of dividends for securities must be executed by the issuer within the fixed term (period of time), end date of the said term.
Payment of dividends will be executed from August 16, 2004 to August 20, 2004 by transfer of the due amounts to the corporate Shareholders on their payment accounts and to the individual Shareholders on their personal accounts, in accordance with the information recorded in the system of the Register of Shareholders of Joint stock company Bank "Vozrozhdeniye". In the absence of bank requisites, payment of the dividends to the individual Shareholders will be provided in cash at the branch offices of the Bank from August 16, 2004.

15. Total amount of the dividends paid for shares of the issuer in the certain category (type): 0 (zero) roubles.

A. V. Dolgopolov, Deputy Chairman of the Board of Joint stock company Bank "Vozrozhdeniye"
July 01, 2004